January 30, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Tyler Howes
Alan Campbell
Michael Fay
Brian Cascio

Re:	Fractyl Health, Inc.
Registration Statement on Form S-1
Filed December 14, 2023
File No. 333-276046

To the addressees set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on February 1, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Fractyl Health, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Jonathan Sarna at (312) 876-7686, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Fractyl Health, Inc.

By:	/s/ Harith Rajagopalan
Harith Rajagopalan, M.D., Ph.D.
Chief Executive Officer

cc:	Nathan Ajiashvili, Esq.

Jonathan Sarna, Esq.